Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 21, 2024

Re:	Grayscale Ethereum Trust (ETH)
Revised Preliminary Information Statement on Schedule 14C
Filed May 30, 2024
File No. 000-56193

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Michelle Miller
Mark Brunhofer
David Lin
Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Ethereum Trust (ETH) (the “ETHE Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 14, 2024, relating to Amendment No. 1 to the ETHE Trust’s Preliminary Information Statement on Schedule 14C. The Sponsor has revised the Preliminary Information Statement on Schedule 14C and is filing Amendment No. 2 to the Preliminary Information Statement on Schedule 14C (as amended, the “Information Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Information Statement. Where applicable, we also make reference to the registration statement on Form S-1 (333-278878) filed by Grayscale Ethereum Mini Trust (ETH) (the “ETH Trust”) on April 23, 2024, as amended by Amendment No. 1 filed on May 30, 2024, and as may be further amended from time to time (as amended, the “ETH Trust Registration Statement”).

Revised Preliminary Information Statement on Schedule 14C

General

1.

We note that you have included excerpted sections from Grayscale Ethereum Mini Trust (ETH)’s registration statement on Form S-1 in Annex A. Please confirm that to the extent there are changes made to the disclosure in that Form S-1, you will revise the disclosure in Annex A accordingly.

Response

The Sponsor confirms that Annex A to the Information Statement has been revised to reflect all changes made to the corresponding disclosure in the ETH Trust Registration Statement.

2.

Please revise the Questions and Answers section to discuss the prohibition on Staking and the related consequences discussed on page A-34, including disclosure that the inability of the Trust to participate in Staking and receive such rewards could place the Shares at a comparative disadvantage relative to an investment in Ether directly or through a vehicle that is not subject to such a prohibition, which could negatively affect the value of the Shares.

Response

The Sponsor has revised the disclosure on page 6 of the Information Statement in response to the Staff’s comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Edward McGee

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

June 21, 2024	2